FRED'S, INC.
                              4300 NEW GETWELL ROAD
                            MEMPHIS, TENNESSEE 38118

                                November 1, 1997



Thomas M. Ryan
CVS Revco D.S., Inc.
CVS Corporation
One CVS Drive
Woonsocket, RI  02895

     Re: Asset Purchase Agreement Dated as of October 10, 1997 between CVS REVCO
         D.S., INC. and FRED'S STORES OF TENNESSEE, INC. ("Agreement")

Dear Mr. Ryan:

         Notwithstanding Section 13.08 of the Agreement, it is the intention of the parties thereto to restate certain sections of the Agreement as set forth in this letter ("Letter"). All capitalized terms used in this Letter shall have the meanings ascribed to such terms in the Agreement which is incorporated herein by reference.

         The following amendments to the Agreement are hereby effected:
     1.  Article 3 of the  Agreement is hereby  amended by adding the  following
Section 3.18 thereto:

         "SECTION 3.18. Assignment of Store Leases. Each applicable Subsidiary of Seller has the corporate power and authority to execute and deliver the instruments of assignment and assumption relating to the Store Leases (the "Lease Assignments"). At the Closing, each Lease Assignment shall have been duly authorized, executed and delivered by the Subsidiaries of Seller that are parties thereto."

     2. Section 5.04 of the Agreement is hereby amended to add the following sentence at the end thereof:

         "Except as set forth in this Section 5.04, for a period of two years following the Closing Date, Seller and its Affiliates will not recruit or hire any employees of the Buyer or its Affiliates who were not Store Employees prior to the Closing Date and who Seller encountered during the course of the negotiations and consummation of the transactions contemplated by this Agreement unless a court of competent jurisdiction determines that the restriction in this sentence is illegal, unenforceable or against public policy."

         3. The second sentence of Section 5.08(b) of the Agreement shall be restated as follows:

         "It is understood that Seller is not restricted from contracting with these third-parties in the same markets in which the Stores operate and that the assignment of these third-party contracts is not a condition to Closing."

         4. Section 5.05 of the Agreement shall be restated in its entirety as follows:



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November 1, 1997
Page 2


         "SECTION 5.05. Conversion of Computer Files. (a) In order to assist in and facilitate the conversion of Seller's computer database of the prescription files referred to in Section 2.01(d) to Buyer's database file format, at least three weeks prior to the Initial Inventory Date, Seller shall provide to Buyer 24 months of the relevant convertible prescription data on a flat file (the "Initial Data"). Seller also agrees to provide to Buyer on fiche, no later than October 31, 1997, the applicable prescription data referred to in Section 2.01(d) that is on Seller's PAL system and that is older than the Initial Data. A copy of this fiche will be retained by Seller.

         (b) The parties understand that the day immediately prior to the applicable Inventory Date for a Store will be the last day on which prescriptions will be filled through Seller's PAL system for that Store. To accomplish this, the following procedures and arrangements will be implemented.
(i) By two days before the Inventory Date for a Store, Fred's dispensing system will be installed at that Store with the Initial Data loaded. At this point, a few weeks of data will be missing (the "Delta Data"), depending on when the Initial Data was extracted from Seller's system and provided to Buyer for conversion. After the Store closes on this day, Seller will extract the Delta Data from its PAL system and transmit it to Infowerks (the computer firm engaged by Buyer to assist in the conversion of the data), who shall convert the Delta Data and transmit it to Buyer's dispensing system in the Store. After a Store closes on the day prior to its Inventory Date, Seller will re-extract the Delta Data from its PAL system (which will include that day's Delta Data as well as the Delta Data previously provided) and transmit such Delta Data to Inforwerks. Infowerks will convert this Delta Data and transmit it to Buyer's dispensing system in the Store. If for any reason the Delta Data is not converted and added to Buyer's dispensing system in the Store, Buyer will manually enter the missing Delta Data on to its system before the opening of business on the applicable Inventory Date. The parties agree that on the applicable Inventory Date Store pharmacists will use Buyer's dispensing system to fill prescriptions, and that at this time two years of completely current prescription data will be available on Buyer's dispensing system. It is understood that Seller's PAL system will not be accessible to Buyer.

         (c) Within five days following each applicable Inventory Date, Seller will send to the relevant Store hard copy versions of the relevant data for that Store sorted alphabetically by patient name. Hard copy of patient and prescription comments will also be sent to the Store.

         (d) Seller will ensure that the prescription data referred to in this Section will include the following: UPC codes, retail prices, item descriptions (if available), and department and merchandise types (if available)."

         Except as specifically modified hereby, all other terms, conditions and restrictions set forth in the Agreement shall remain in full force and effect as originally stated. To the extent the terms of this Letter conflict with the terms of the Agreement, the terms of this Letter shall govern.

         This Letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Letter shall become effective, as of the date set forth above, upon the execution by the parties of at least one counterpart hereof, and it shall not be necessary that any single counterpart bear the signatures of all parties.

         The execution and delivery of this Letter by delivery of a facsimile copy bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Letter by such party, and such facsimile copies shall constitute enforceable original documents.



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November 1, 1997
Page 3

Sincerely,

FRED'S STORES OF TENNESSEE, INC.


By:
     Richard B. Witaszak,
     Vice President



FRED'S, INC.


By:
     Richard B. Witaszak
     Vice President

         The terms of this Letter are agreed to and accepted this ______ day of November, 1997.


CVS REVCO D.S., INC.


By:

Its:




CVS CORPORATION


By:

Its:



cc:  Samuel D. Chafetz, Esq.
     Louis Goldberg, Esq.

RSW/rc


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